EXHIBIT 99.1

News release…

Date: 23 March 2005
Ref: PR411g

Sale of interest in LIORIF

Rio Tinto’s wholly owned subsidiary QIT-Fer et Titane Inc has announced the sale of its entire holding in the Labrador Iron Ore Royalty Income Fund (LIORIF) to RBC Capital Markets for net cash proceeds of US$130 million. The transaction is expected to complete on Tuesday 29 March 2005.

LIORIF has an equity interest of 15.1 per cent in, and receives royalties from, the Iron Ore Company of Canada (IOC), a subsidiary of Rio Tinto. This transaction has no effect on Rio Tinto’s 59 per cent direct interest in IOC.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
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Investor Relations	Investor Relations
Richard Brimelow	Dave Skinner
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 408 335 309
Susie Creswell
Office: +61 (0) 3 9283 3639
Mobile: +61 (0) 418 933 792
Website: www.riotinto.com

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